SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3 )*

Cadiz Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

127537207

(CUSIP Number)

12/31/2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 127537207	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FROST GAMMA INVESTMENTS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF	5	SOLE VOTING POWER	788,829
SHARES BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER	788,829
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 788,829
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.56%
12	TYPE OF REPORTING PERSON* oo

CUSIP No. 127537207	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer. CADIZ, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

550 South Hope Street

Suite 2850

Los Angeles, CA 90071

United States

Item 2(a).	Name of Person Filing.

Frost Gamma Investments Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard

Miami, FL 33137

Item 2(c).	Citizenship.

Unites States

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

127537207

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned:  788,829

(b) Percent of class: 5.56%

The percentages used herein and in the rest of Item 4 are calculated based upon the 14,192,874 shares of Common Stock issued and outstanding as of November 4, 2011 as reflected on the Form 10-Q for the quarterly period ended September 30, 2011 filed by the Company on November 8, 2011.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 788,829

(ii) Shared power to vote or direct the vote: 0

CUSIP No. 127537207	SCHEDULE 13G	Page 4 of 5 Pages

(iii) Sole power to dispose or direct the disposition of: 788,829

(iv) Shared power to dispose or direct the disposition of: 0 Item 4. Ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 127537207	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2012	Frost Gamma Investments Trust

/s/ Phillip Frost, MD
By: Phillip Frost, MD
Title: Trustee